Exhibit 99.1

Maris-Tech Receives New Order for $234,000 from a Governmental Agency for the Development of a Customized Solution for Intelligence-Gathering Applications

The Company continues to make inroads into the intelligence field among government agencies

Rehovot, Israel, Sept. 19, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge AI accelerated video solutions for edge platforms, today announced that it has received a new order from an Israeli government defense agency, for a customized solution.

The Company will develop a unique system for sophisticated intelligence-gathering applications based on Maris-Tech's powerful solutions, incorporating advanced video streaming and recording capabilities.

Maris-Tech anticipates receiving additional follow-up orders for system production and delivery.

"This order to develop a product featuring our cutting-edge intelligence gathering capabilities based on our innovative technology underscores Maris-Tech's continued success meeting the evolving needs for homeland security (HLS) and defense platforms with high-performance solutions in flexible configurations," said Israel Bar, Chief Executive Officer of Maris-Tech.

Forward-Looking Statement Disclaimer

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the "safe harbor" created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as "believe," "expect"," "may", "should," "could," "seek, " "intend, " "plan, " "goal, " "estimate, " "anticipate" or other comparable terms. For example, we are using forward-looking statements when we are discussing the development of a customized solution for sophisticated intelligence-gathering applications, future orders for the production and delivery of such solution and our continued success meeting the evolving needs of [of the market?] for homeland security (HLS) and defense platforms. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com